Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

StorEn Technologies
25 Health Sciences Drive
Stony Brook, NY 11790
www.storen.tech

Up to $1,069,996.20 in Common Stock at $4.20
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: StorEn Technologies
Address: 25 Health Sciences Drive, Stony Brook, NY 11790
State of Incorporation: DE
Date Incorporated: January 03, 2017

Terms:

Equity

Offering Minimum: $9,996.00 | 2,380 shares of Common Stock
Offering Maximum: $1,069,996.20 | 254,761 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.20
Minimum Investment Amount (per investor): $252.00

10% rebate on the purchase of the battery for all our shareholders that invested via StartEngine.

*Maximum subject to adjustment for bonus shares. See Bonus info below

Super Early Bird Bonus - First 10 days get 10% bonus shares

Early Bird Bonus- Next 30 days get 5% bonus shares

Volume

5% Bonus shares - Invest $1,000+ - get 5% bonus shares

10% Bonus shares - Invest $5,000+ get 10% bonus shares

15% Bonus shares - Invest $20,000 get 15% bonus shares

The 10% Bonus for StartEngine Shareholders

StorEn will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $4.20 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $420. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription

agreement.

*All perks occur after the offering is completed

The Company and its Business

Company Overview

StorEn Technology develops evolutionary vanadium flow batteries for enrgy storage. Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, we're building upon the demonstrated strengths of vanadium flow batteries to revolutionize the world of residential and industrial energy suppliers.

Our batteries are designed to deliver superior performances at a lower cost, and fulfill market demand for more efficient and cost-effective energy storage. StorEn takes what vanadium batteries already promise - durability and sturdiness - and use extensive R&D to focus on improving the electrical efficiency of the stack, the energy density of the electrolyte, and the module to reduce costs. Through these processes, we create efficient, powerful, cost-effective products which have led to four international PCT patent applications and four trademarks so far. All IP rights have been trasferred to StorEn that is the sole owner and beneficiary of the technology.

Competitors and Industry

There are two competiors in the US: VIONX and UE Technologies. One competitor in the UK, REdT and one in Japan, Sumitomo.

All these companies focus on large grid scale batteries for grid storage.

To the best of our knokedge, we are the only company making smaller vanadium flow batteries for residential use.

Current Stage and Roadmap

We installed our prototype at the Energy Center at Stony Brook University in October 2018.

We received our first order in January 2019 from our partner Multicom, three battery units to Australia for $500K, to be delivered by end-2019. Pursuant to an exclusivity agreement signed between StorEn and Multicom, Multicom will be the sole provider of vanadium pentoxide to StorEn at a capped price or at market price, whichever is the lowest.

In 2019, we are completing the industrialization of our batteries. By industrialization we mean completing all activities that are necessary to build batteries in big volume at low cost e.g. for volume manufacturing injection molding has to be used in place of 3d printing. 3D printing is too expensive, hence molds are being procured.

By the year end, we also target commencement of manufacturing with the completion of a first batch of batteries.

The Team

Officers and Directors

Name: Angelo D'Anzi

Angelo D'Anzi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CTO, & Director
  Dates of Service: January 03, 2017 - Present
  Responsibilities: Technical Development

Other business experience in the past three years:

- **Employer:** Arco Fuel Cells Srl
  Title: Director
  Dates of Service: May 08, 2018 - Present
  Responsibilities: Fuel Cell Technical Consulting

Name: Carlo Brovero

Carlo Brovero's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, & Director
  Dates of Service: January 03, 2017 - Present
  Responsibilities: General Management and makes larger decisions for the direction of the company.

Other business experience in the past three years:

- **Employer:** eCaral Ltd
  Title: Director
  Dates of Service: March 06, 2013 - January 15, 2019
  Responsibilities: Consultant

Name: Gabriele Colombo

Gabriele Colombo's current primary role is with Leonardo Hispania S.A.. Gabriele Colombo currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: January 03, 2017 - Present
  Responsibilities: Company's Secretary

Other business experience in the past three years:

- **Employer:** Leonardo Hispania S.A.
  Title: ceo
  Dates of Service: February 04, 2019 - Present
  Responsibilities: General Management

Other business experience in the past three years:

- **Employer:** Leonardo Hispania S.A.
  Title: Senior Vice President Head of Line of Business
  Dates of Service: April 01, 2017 - February 04, 2019
  Responsibilities: Responsible of Profit and Loss of Line of Business.

Other business experience in the past three years:

- **Employer:** Leonardo Hispania S.A.
  Title: Marketing and Sales Executive - Regional Manager
  Dates of Service: January 01, 2012 - March 01, 2017
  Responsibilities: Appointed to lead a twenty-five country business region with responsibility on market analysis, strategy development, initiative deployment and goals setting. Bid and negotiation team leader.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in StorEn Technologies Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who

can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $724,323.60 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to

find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We have demonstrated our technology with a fully-operational prototype for our vanadium flow battery. Despite having received our first order for commercial vanadium flow batteries delays and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on management's assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products that may be in competition with ours. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are an early stage company and have not yet generated any profits
StorEn Technologies Inc. was formed on January 3rd, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future

prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StorEn Technologies Inc. has incurred a net loss and has had little revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that StorEn Technologies inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns four trademarks, one Internet domain name, and several trade secrets. Invention Assignment Agreements are in place to assign full title to the patents to StorEn. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product can be affected by outside Federal and state government regulation such as laws and regulations, and subsidies relating to renewable energy. The laws and regulations concerning the selling of our product may be subject to change and may affect demand for our vanadium flow batteries. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholder. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholder and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Angelo D'Anzi	3,300,000	Common Stock	49.0
Carlo Brovero	1,500,000	Common Stock	22.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Note (2018). As part of the Regulation Crowdfunding raise, the Company will be offering up to 254,761 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,680,351 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

Convertible Note (2018)

The security will convert into Common stock and the terms of the Convertible Note (2018) are outlined below:

Amount outstanding: $35,458.00
Maturity Date: January 01, 2020
Interest Rate: 15.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Price of $.40 per share

Material Rights

During the first quarter of 2018, the Company issued a convertible note in exchange for operating capital ("the Note"). The Note is denominated in Euros and accrues interest at the rate of 15% per annum. In the event of default, the Note is convertible to Common Stock in the Company at a price of $.40 per share.

(A) 80% of the price paid per share for Equity Securities by the investors in the Next

Equity Financing, being the first sale (or series of related sales) by the Company of its Equity Securities from which StorEn will receive gross cash proceeds of not less than $2,500,000 and

(B) the price derived by dividing (x) an equity valuation of the Company equal to the sum of $6,000,000 (the "Cap") by (y) the number of shares of the Company's Common Stock which are issued and outstanding as of immediately prior to the Next Equity Financing.

What it means to be a minority holder

As a minority holder of common stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $645,524.00
  Number of Securities Sold: 161,866
  Use of proceeds: Patent, construction of prototype, demonstration of prototype, industrialization of the battery.
  Date: January 08, 2019
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $60.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: operations
  Date: January 03, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $35,458.00
  Use of proceeds: Development of Battery
  Date: March 01, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $126,000.00
  Number of Securities Sold: 750,015
  Use of proceeds: start-up
  Date: June 02, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Industrialization of battery
  Date: March 13, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial statements

Our Audited financial statements for the years ending December 31, 2017 and 2018 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

StorEn Technologies designs and markets innovative vanadium flow batteries based on own IP for stationary energy storage.

In 2017 and 2018, StorEn focused on the completion of its R&D program. This led to the filing of four US provisional patent applications in 2017, then extended into four international PCT applications at the WIPO in Geneva, Switzerland in March 2018.

In 2018, we also completed our prototype to demonstrate our proprietary technology. Our prototype was installed at the Advanced Energy Center (AERTC) at Stony Brook University for independent validation.

Results of operations

Year ended December 31, 2017 compared to year ended December 31, 2018

In 2017 and 2018, our organization and operations team remained stable and those years were the foundation of the positive developments we are benefitting from in the current year, 2019.

Revenue

In 2017 and 2018, StorEn did not book any Revenues

Operating Expenses

The Company's expenses consist of, among other things, compensations, marketing and advertising expenses, fees for professional services and patents, research and development expenses, the construction and delivery of our prototype to Stony Brook University and travel expenses.

Overall Operating Expenses increased from $126,000 in 2017 to $486,000 in 2018 particularly in some cost centers.

Approximately $165,000 of this increase was due marketing activities to support our equity crowdfunding campaign, namely the engagement of our PR and marketing agency and the cost on online advertising.

Legal and professional fees grew to from $31,000 to $91,000 in 2018. The increase is due the legal cost and USTPO fees related to the extension of our four patents to international PCTs, the legal cost related to our equity crowdfunding campaign and the review of a number of legal agreements.

General & Administrative expenses increased from $20,000 in 2017 to $167,000 in 2018 primarily due to the remuneration of our leadership team.

The procurement of components related to the construction of our prototype amounted to $25,000.

Historical results and cash flows:

In early 2019, thanks to milestones reached in 2018, we received our first order for batteries to be delivered to Australia and and some additional sales are under negotiation. Having become revenue-making is a crucial milestone in StorEn's development as this is sustaing our cashflow.

Additionally, we were awarded public R&D funding from the New York State Energy Research and Development Authority (NYSERDA) to demostrate some innovative membranes in a consortium with two US universities.

In the course of 2019, we shall industrialize our residential battery, thus completing all set up activities necessary to build our battery in large volumes and at low cost. Additionally, we intend to build a first batch of commercial batteries. Some of these batteries will be shipped to Australia.

In the opinion of our management team, 2019 will be a crucial year in the company's development. While there are no assurances that in 2019, StorEn will be profitable or breaking even, we are moving towards full scale manufacturing according to our original anticipated timeline.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has no borrowing or existing lines of credit.

The company is still due to receive approximately $43,000 from its previous Regulation Crowdfunding campaign that are still held in escow.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company reimbursed upon maturity, in March 2019, an outstanding Shareholder's loan recived in March 2018. In 2017 and 2018, three shareholders have loaned funds to the company. It is the opinion of the management that such loans would be available in the future if needed.

It is the opinion of the management, that the financial resources necessary to fund StorEn's 2019 operations will be secured throught the sale of batteries.

Our second equity crowdfunding campaing on StartEngine will contribute to accelerate the compantion of milestones such as the industrialization of our battery and possibly the scale-up of our team.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It is the opinion of the management that 2019 operations will be funded from revenues, The net proceeds coming from the second equity crowdfunding campaign will contribute to accelerate the company's development.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company thus far has been controlling tightly all fixed costs. The funds raised from our Regulation Crowdfunding campaign will accelerate the process of industrialization and will allow faster scale up of operations.

How long will you be able to operate the company if you raise your maximum funding goal?

It is the opinion of the management that, should the maximum funding goal of its second StartEngine campaign be reached, the company will have sufficient cash resources until March 31st, 2020.

In addition to the proceeds from our equity crowdfunding campaign, StorEn will generate profits from its first battery order.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to commercial revenues coming from order secured from Australia, StorEn received a NYSERDA R&D award.

Negotiations are ongoing with venture capitalists wishing to invest in our company.

Indebtedness

- **Creditor:** Mr Gabriele Colombo - a company's shareholder
  Amount Owed: $35,458.00
  Interest Rate: 15.0%
  Maturity Date: May 26, 2019
  Convertible in Common Stock if in default.

Related Party Transactions

- **Name of Entity:** Mr Gabriele Colombo
  Relationship to Company: Founder and Shareholder <20%
  Nature / amount of interest in the transaction: Mr Colombo loaned StorEn $35,458 in March 2018. The loan, principal + interest, was repaid in March 2019.
  Material Terms: The loan carried a 15% interest rate and a conversion clause into Common Stock if in default. As mentioned the loan was fully repaid in March 2019.

- **Name of Entity:** Mr Angelo D'Anzi
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During the year ended December 31, 2017, the Company incurred expenses related to prototyping and development of approximately $14,768 at ER-GE, a company owned by the Company's Chief Technology Officer, Angelo D'Anzi.
  Material Terms: Mr D'anzi was reimbursed upon presentation of all receipts and with no mark-up (at cost).

- **Name of Entity:** ER-GE
  Names of 20% owners: Angelo D'Anzi
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Angelo D'Anzi is CTO of StorEn and owns 3,300,000 Common Stock.
  Material Terms: During the year ended December 31, 2017, the Company incurred expenses related to prototyping and development of approximately

$14,768 at ER-GE, a company owned by the Company's Chief Technology Officer, Angelo D'Anzi.

- **Name of Entity:** Multicom Resources
  Names of 20% owners: Wask Management Pty Ltd
  Relationship to Company: Exclusive raw materials supplier
  Nature / amount of interest in the transaction: MCR will receive 125,000 common stock shares in the capital of StorEn Company pro rata as it completes the purchase schedule of three StorEn 5kW 30kWh VB Trial Units detailed in Point F.
  Material Terms: The Terms of the minority acquisition will be outlined in an Option Agreement. MCR and StorEn agree that, MCR (or on request, Freedom) will purchase three SkW 30kWh VB trial units according to the purchase schedule detailed below: a) One unit at the cost of US$100,000 (one hundred thousand US$) with delivery within four months from Order Confirmation by Multicom (Annexure A); b) Two units at the total cost of US$400,000 (four hundred thousand US$) to be ordered by September 30th, 2019, with delivery within three months from Order Confirmation.The replacement of such SkW 30kWh VB trial units will be agreed by StorEn and Multicom. These VBs will be owned by MCR (or Freedom) and must be landed in Brisbane, Australia (fully insured by StorEn until MCR or Freedom takes possession). A: the clause in D. of the MoU clarifies that there will be a separate document, the Option Agreement, signed. This Option Agreement has not been finalized as yet. Based on the present Cap Table, 125K shares will equate to less than 2% of the capital. After the second StartEngine offering this stake will be even less. Given the small stake, it will not provide any special power on the governance.

Valuation

Pre-Money Valuation: $28,057,474.20

Valuation Details:

When we valued the company for our first RC campaign we used a combination of methodologies:

1) DCF and IRR or our financial projections.

Our projections were very conservative as based only one potential application only: power back-up in telco towers in the US. There are over 240K towers that use lead acid batteries for power back-up. These are replaced every 3-4 years. Therefore, annual replacments can be estimated in around 60K batteries. We estimated to capture 3% of that market by 2023 or 1800 batteries. Other applications such as residential storage were not computed.

The valuation obtained was in excess of $50M. To this we applied a 50% investors' discount obtaining the $25M used in our 2018 StarEngine Regulation Crowdfunding

campaign.

Residential energy storage, the main target appplication for StorEn, is much bigger. It is estimated by Wood Mackenzie Power & Renewables and the Solar Energy Industries Association (SEIA) that in 2023 over 4M homes in the US alone will have solar and possibly looking at buying a battery. The same Report states that as of April 2019, 2.07M homes in the US have a solar power generating system. This mark was reached just three years since the 1 millionth installations in 2016.

2) External Methodologies

One important acquistion can be recalled, although for traditional battery technologies. In July 2016, oil company TOTAL aquired Saft, a manufaturer of nickel-based and lithium batteries. The acquisition price was $1.1B or 1.25X 2015 Revenues.

In 2018, we may recall Sila Nano raising $70M in venture capital.

3) Market Forecast

The market for energy storage is due to grow at incredible rate, here one projection:

- Market reaserch firm GlobalData estimates that the battery storage market will be worth $13 billion by 2023.

https://www.pv-magazine.com/2019/05/06/battery-storage-market-will-be-worth-13-billion-by-2023/

https://www.greentechmedia.com/articles/read/oil-giant-total-to-acquire-battery-maker-saft-for-1-1-billion#gs.itv98g

THE VALUATION OF A COMPANY IS BASED UPON SEVERAL METHODOLOGIES. ONE F THE DCF. THE DCF TAKES INTO ACCOUNT THE VALUATION OF THE COMPANY FOR THE PERIOD OF ANALYSIS, IN OUR CASE 2023. HOWEVER THE COMPANY WILL CONTINUE TO DO BUSINESS AFTER 2023. TO EXPRESS THE ADDITIONAL VALUE COMING FROM YEARS AFTER 2023, THE FUTURE VALUE CALCULATION IS PERFORMED. THE FV CALCULATION COMES TO $43M THAT WE ADDED TO THE DCF. TO THEIR SUM WE ALSO APPLIED A 50% INVESTORS' DISCOUNT COMING TO 25M

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*

94.0%

It will be used towards the industrialization of the battery.

If we raise the over allotment amount of $1,069,996.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  20.0%
  Moving from one prototype to the final product that can be manufactured in big volumes. This includes design custom made components.

- *Product development*
  12.0%
  Costs to manufacture the vanadium battery and continue to improve the product.

- *Industrialization / scaling up*
  62.0%
  Scaling up the production capacity to manufacture more efficiently and at a higher volume allowing us to expand into new markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.storen.tech (https://www.storen.tech/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/storen-technologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR StorEn
Technologies

[See attached]

STOREN TECHNOLOGIES, INC.

Audited Financial Statements For The Years Ended December 31, 2018 and 2017

April 25, 2019



Jason M. Tyra
CPA PLLC

Independent Auditor's Report

To Management and the Board of Directors
Storen Technologies, Inc.
Stony Brook, NY

We have audited the accompanying balance sheets of Storen Technologies, Inc. as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Going Concern Matters

We draw attention to Note B in the financial statements, which indicates that the Company did not recognize revenue during the years ended December 31, 2018 and 2017, and is expected to incur significant costs during the next fiscal year. These events or conditions indicate that a material uncertainty exists that may cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Storen Technologies, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Jason M. Tyra, CPA, PLLC
Dallas, TX
April 25, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

STOREN TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2018 & 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 3,243	$ 15,007
TOTAL CURRENT ASSETS	3,243	15,007
TOTAL ASSETS	$ 3,243	$ 15,007
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	12,150	15,742
TOTAL CURRENT LIABILITIES	12,150	15,742
NON-CURRENT LIABILITIES		
Convertible Note	35,458	-
TOTAL LIABILITIES	47,608	15,742
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized, 6,680,351 issued and outstanding. $.00001 par value)	67	65
Additional Paid in Capital	571,343	126,035
Retained Earnings (Deficit)	(615,775)	(126,835)
TOTAL SHAREHOLDERS' EQUITY	(44,365)	(735)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,243	$ 15,007

See accompanying notes.

STOREN TECHNOLOGIES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		2018		2017
Operating Income				
Sales	$	-	$	-
Operating Expense				
Advertising		175,965		10,389
General & Administrative		166,597		19,664
Legal & Professional		91,737		31,384
Research & Development		25,855		14,768
Travel		24,446		46,631
Rent		1,200		4,000
		485,800		126,835
Net Income from Operations		(485,800)		(126,835)
Other Income (Expense)				
State and Local Tax		(400)		-
Interest Expense		(2,739)		-
Net Income Before Provision for Income Tax		(488,940)		(126,835)
Provision for Income Taxes at 15% Rate		-		-
Net Income	$	(488,940)	$	(126,835)

See accompanying notes.

STOREN TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (488,940)	$ (126,835)
Change in Accounts Payable	(3,592)	15,742
Net Cash Flows From Operating Activities	(492,532)	(111,093)
Cash Flows From Financing Activities		
Change in Related Party Loans Payable	35,458	-
Issuance of Common Stock	445,308	65
Change in Additional Paid in Capital	2	126,035
Net Cash Flows From Financing Activities	480,768	126,100
Cash at Beginning of Period	15,007	-
Net Increase (Decrease) In Cash	(11,764)	15,007
Cash at End of Period	$ 3,243	$ 15,007

See accompanying notes.

STOREN TECHNOLOGIES, INC.
STATEMENT OF CHANGES SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Starting Equity (Deficit)	$	(735)	$	-
Issuance of Common Stock		445,310		126,100
Net Income (Loss)		(488,940)		(126,835)
Ending Equity (Deficit)	$	(44,365)	$	(735)

See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

StorEn Technologies, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost-effective energy storage.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded substantial net operating losses during the years ended December 31, 2018 and 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise additional capital in a second equity crowdfund offering during the first half of 2019. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 26, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the

Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company has an agreement with a foreign supplier to provide Vanadium, a rare Earth element, for use in manufacturing the Company's batteries at a pre-determined price. The Company's access to Vanadium may be limited by the supply available in the marketplace, by shipping difficulties, or other such risks.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

As of December 31, 2018, the Company possessed a de minimis amount of test equipment for use in developing its products. The cost to obtain the equipment was expensed in the period incurred.

Intellectual Property

As of December 31, 2018, the Company held four patents in the United States relating to the manufacture of batteries. The cost of the research associated with the patents was expensed as incurred. Future expenses related to defending or securing the Company's patents will either be expensed or capitalized, depending on the nature and timing of the expense.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company had not commenced principal operations or earned any revenue.

Advertising & Marketing

Advertising costs are expensed as incurred.

Rent

The Company occupies shared office space under a bundled agreement with Stony Brook University's Clean Energy Business Incubator Program. The Company considers the lease arrangement to have terms

substantially similar to a month-to-month operating lease. There are no future minimum payments due under the agreement.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2017 and 2018 remain subject to review by that State until 2021 and 2022, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2017 and 2018 remain subject to review by that State until 2021 and 2022, respectively.

The Company is subject to income tax filing requirements in the State of New York. The Company's tax filings in the State of New York for 2017 and 2018 remain subject to review by that State until 2021 and 2022, respectively.

NOTE C- RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company incurred expenses related to prototyping and development of approximately $14,768 at ER-GE, a company owned by the Company's Chief Technology Officer, Angelo D'Anzi.

NOTE D- CONVERTIBLE NOTE

During the first quarter of 2018, the Company issued a convertible note in exchange for operating capital ("the Note"). The Note is denominated in Euros and accrues interest at the rate of 15% per annum. In the event of default, the Note is convertible to Common Stock in the Company at a price of $.40 per share.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

_____

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 26, 2019, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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StorEn Technologies

$0.00 raised

0 Investors	93 Days Left
% Equity Offered	$28.1M Valuation
Equity Offering Type	$252 Min. Investment

INVEST NOW

Stony Brook, NY

REG CF CLEAN TECHNOLOGY

This Offering is eligible for the StartEngine Owner's 10% Bonus

StorEn answers the call for long-lasting, and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, eight times lower than lithium-ion batteries.

Overview Team Terms Updates 0 Comments Follow

Reasons to Invest

- Raised $650k+ from over 680 investors on StartEngine along with Venture Capital from ANYSEED Fund
- Secured first order for $500k from Australia
- 4 PCT patent applications securing our innovative IP Internationally.

The **future of solar storage** is here!



WHAT WE DO

Bringing **battery storage into the 21st century**



StorEn Technologies has developed proprietary vanadium flow batteries.

Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, StorEn delivers proprietary innovation, building upon the demonstrated strengths of vanadium flow batteries to revolutionize the world of residential and industrial energy storage.

This proprietary technology brings superior performance at a lower cost, thus fulfilling market demand for more efficient and cost-effective energy storage. StorEn takes what vanadium batteries already deliver - durability and sturdiness - and through extensive R&D has enhanced the electrical efficiency of the stack and the energy density of the electrolyte and module, ultimately reducing costs. Our research has led to four international PCT patent applications and four trademarks to date

trademarks to date.

Through these processes, we have created an **efficient, powerful, durable and cost-effective battery.** Our batteries answer the call for long-lasting, and affordable energy storage. Our disruptive proprietary all-vanadium flow battery technology delivers the lowest cost-per-cycle energy storage device in the world; up to eight times lower than lithium-ion batteries.

With a battery life of 25 years and more than 15K cycles, our batteries satisfy market demand for efficient, durable and cost-effective energy storage, enabling self-consumption of self-produced electricity and the transition toward a carbon-free economy.

THE SOLUTION

A **greener solution that outperforms** the competition

A StorEn battery module will work in synergy with the solar system. During the day, your solar panels will capture energy from the sun. This energy then charges the battery while simultaneously powering a home or office. Then, as day turns to night, the battery takes over, providing green energy consistently, and maximizing your solar system dependability.

In addition to its solar storage capabilities, the StorEn battery, in locations with dual rates, can store power from the grid at night when electricity prices are low. By using battery power during peak electricity times, clients can lower their utility bills. Our customers can safeguard the environment while saving money! Additionally, in the event of an emergency, the StorEn battery guarantees continuity to your home and vital devices such as telecommunication, lighting, refrigeration, and heating and ventilation systems. Finally, StorEn delivers additional resilience in case of a natural disaster.


Renewable Energy Storage.



Superior Modularity by Design

Our batteries are modular. Our residential battery can be configured in either 20kWh or 30kWh versions sharing the same Power Module. **Our customers will only pay for the energy capacity they really need!** Additional modules can be connected together for maximum flexibility!

Modular Residential Battery



Our Batteries:

- Last for 25 years or 15,000 cycles.
- Maintain 100% capacity over their lifetime
- Have no ghost-effect.
- Have no self-discharge.
- Are resilient in case of natural disaster.
- Can operate in harsh climates, while delivering higher round-trip efficiency (see also: Thermastable™)
- Are virtually maintenance-free. (see also: Equilevels™ and Resafe™)
- Have an electrolyte that is reusable in a new battery (an asset).
- Are 100% recyclable.

Target cost per cycle: $0.02

WSJ

"Your next home could run on batteries. Solar-powered batteries have the possibility of saving consumers money in the long term."

*- **Wall Street Journal** (2017)*

Bringing **power to the home**



Our home batteries charge using electricity generated from solar panels. When the sun goes down, our batteries use the solar energy accumulated throughout the day to power the home through the evening and night.

Home batteries also recharge when electricity rate are low, and use that energy later, when rates are higher.

Our home battery will be cost-effective, easy to install and connect, and will offer households an energy addition to a solar system and the utility grid.

OUR TRACTION

Not just an idea, we are already building the solution

- **4 PCT patent applications** securing our innovative IP Internationally.
- **Over $2M Invested** in R&D to date
- **Over $650k invested** from 680+ investors
- **Founding Team's 3rd energy start-up**
- **Received first order of $500,000** from Multicom to be delivered to Australia by end of 2019

Winner of **numerous Technology and Innovation** awards



- **2019 Innovator of the Year Award** by InnovateLI
- **Finalist at 12th Columbia University Energy Symposium** in New York City
- **Finalist at the 76West Competition** by the New York State Energy Research and Development Authority
- **Finalist at Cleantech Open,** the leading cleantech accelerator program in the US
- **Panelist at Global Energy Conference** in London by Credit Suisse Investment Banking
- **Received an R&D Award** from the New York State Energy Research and Development Authority

With the partners who can make it happen



And exclusive rights to high-end supply-chain partner

StorEn has entered into a supply chain deal with Multicom Resources, an Australian mining company which is the owner of two vanadium mines. Through

this exciting arrangement, StorEn has secured the **exclusive availability of vanadium for up to 20 years** with either a price cap or at market price, whichever is the lowest.



Multicom's subsidiary, Freedom Energy, will assemble StorEn batteries within Australia and distribute them widely across the wider Asia Pacific region. They have already completed a concept design for a StorEn battery manufacturing facility in 2018 and will begin the factory design in 2019.

HOW WE ARE DIFFERENT

Other batteries just **don't get the job done**

Unlike Lithium and Lead Acid Batteries, StorEn Vanadium flow batteries are:

- **100% recyclable:** all battery components can be recycled
- **100% reusable electrolyte:** the electrolyte is reusable in a new battery or its vanadium can be recovered for alternative use
- **NON-pollutant**
- **REDUCING mining:** no mining of fresh vanadium is necessary to replace a spent battery
- **NON-flammable**
- **NON-explosive**
- **REDUCING Green-house Gas emissions:** 154 metric tons of CO_2 per battery (source: EPA Calculator)

Operational Cost: Cost/kWh comparable to lithium batteries but Cost/Cycle up to four times lower than lithium batteries, thanks to the exceptional duration of 25 years or 15,000K cycles

Power Side Cost: 52% lower manufacturing cost thanks to the innovative Hi-

Power electrodes and our proprietary MULTIGRIDS™ distribution.
Power: +50% in power with the same components' costs thanks to our
proprietary MULTIGRIDS™ distribution

Energy: +35% in energy storage with the same volume

Efficiency: +5% Round-Trip efficiency in harsh climate thanks to our proprietary
THERMASTABLE™ geothermal design

Viability: Virtually maintenance-free thanks to our proprietary RESAFE™ and
EQUILEVELS™ technologies

Sustainability: The electrolyte becomes an asset and is 100% reusable in a new
battery saving 45% of the purchasing cost, and 100% recyclable



ENERGY DURING STORMS OR SIMPLE POWER FAILURE

Case Study : StorEn vs. Tesla





StorEn's Vanadium Flow Batteries

Tesla's Lithium Powerwall™ Battery

Battery Duration: 25 years or 15,000
cycles at 100% capacity
Capacity loss: None
Energy: 20 or 30kWh

Battery Duration: warranted for 10
years @ 70% of capacity
Capacity loss: 30%
Energy: 13.5kWh

Recyclability: 100% reusable

Recyclability: Low (only ~3-5% of materials)

Source: KUNR , IEEE.org

THE MARKET

The solar market is **booming!**



Capacity will increase 40-fold

Energy storage capacity will increase 40-fold in developing countries over the next 8-9 years; growing to 80GW from 2016's 2GW capacity.

WORLD BANK GROUP

$2.5B by 2020

"The market for energy storage in the United States could reach $2.5 billion by 2020—six times as much as in 2015."

McKinsey&Company

2.07M Homes

The Solar Energy Industries Association (SEIA) reports that, as of April 2019, 2.07M homes in the US have solar. This mark was reached just three years since the 1 millionth installation in 2016.

SEIA

WHY NOW?

New tax credits make solar even more appealing

In March 2018, the Internal Revenue Service (IRS) determined that **residential energy storage batteries are eligible for up to 30% Federal Investment Tax Credit** when charged from an onsite solar system. The value of the credit depends on the percentage of electricity coming from the sun. If the battery is charged by solar panels 90% of the time, then the **battery is eligible for 90% of the 30% ITC, or a 27% credit.**



Max ITC 30% or $10,000

$2,700 tax credit return

If the battery is charged with
solar 90% of the time

You are eligible for 27% of tax credit
90% of the 30% tax credit

In addition to the federal Investment Tax Credit, additional **State credits may reduce the cost of an energy storage system**. Although energy storage is a relatively young industry, a growing number of states and municipalities will support the installations of solar-powered batteries to accelerate the transition to renewables and the reduction of GHG emissions. Maryland established a solar battery tax credit worth 30% of the total installed system cost, up to $5,000 for residential systems and up to $75,000 for commercial systems. While in California, a cash rebate is available through the Self-Generation Incentive Program (SGIP).



Cost Effective

Solar + Storage was already more economical than the Grid in five States in 2018. These are expected to grow to 23 States by 2025 according to the report Alt Energy in 2019 by Credit Suisse Investment Banking.



OUR TEAM

A passionate team, with the **experience to back it up**

The StorEn's team is made up of experienced engineers, entrepreneurs and scientists. Each individual on our team is dedicated to our mission of developing innovative, efficient, resilient and cost-effective energy storage.

Entrepreneurship
The Team is at their third energy start-up, with two successful exits to listed stock exchange corporate buyers.

Creativity and Innovation
Patents in Fuel Cells, cogeneration, and energy storage.

A Shared History
Our Tech Team worked together for *over 20 years.* Our team is focused on launching a successful business, while simultaneously making the world a cleaner and better place for future generations.

WHY INVEST

A Note from **StorEn's Co-Founder**

To Our Prospective Investors,

It is an exciting time at StorEn! Last year, we completed a successful Regulation Crowdfunding campaign on StartEngine, **raising $600k+ from hundreds of investors that share our passion for technology and the environment.** We hit several milestones in our development with the funds raised!   Therefore, I would first like to thank everyone who entrusted us and supported our project from the onset! We built our battery prototype and completed a first technical testing program at the Environment Park.

Next, we installed our prototype at the Advanced Energy Center at Stony Brook University for independent validation. We received the financial support of two New York State organizations for this: the New York State Pollution Prevention Institute (NYSP2I), and the Center in Integrated Electric Energy Systems (CIEES), an NYSTAR's Center for Advanced Technology (CAT). Following this testing, we finalized the design of our MULTIGRIDS™ stack to move into the manufacturing phase. This allowed us to secure our first order for batteries to Australia, worth up to $500,000 to be delivered by end-2019.
We received R&D financing from the New York State Energy Research and Development Authority (NYSERDA) to test some innovative membranes. Finally, we protected our IP internationally by extending our provisional

applications to PCT patents at the WIPO in Geneva, Switzerland.

We are now back to ask our community and those who would like to join us, to support us in the next phase of our journey. Please help us achieve our dream of building a successful business while contributing to a superior cause that we feel passionate about, along with so many people. We are confident that our energy storage technology can enable the transition to the delayed use of electricity generated from renewable sources, like the sun and the wind. We envision that one day our batteries will power your home coupled to solar panels, storing clean energy and saving you money. In addition, they will support social and economic development by bringing electrification to off-grid communities, such as the ones in developing countries. Together we believe we can make StorEn a success and reap the rewards of our partnership while accomplishing an incredible mission. Help us to do well while doing good! Support StorEn!

Yours sincerely,

Carlo Brovero
Co-Founder and CEO
StorEn Technologies Inc.





StorEn is Incorporated

Our technical team develops Generation 3 of this groundbreaking battery.

Generation 1 is Tested

The first generation of Vanadium Flow batteries are tested at Loccioni Group.

ANY SEED Fund

Investment from ANY SEED Fund

Proxhima is Founded

Development begins on Generation 2.

Generation 2 is sold

Proxhima is sold to Gala S.p.A.

Filing of PCTs Patents

In the Press

    

SHOW MORE

Meet Our Team



Carlo Brovero

Founder, CEO, & Director

Carlo started his corporate finance career in 1991 at County Natwest in London, the merchant banking division of the National Westminster Bank. In 1996, Carlo opened the Milan office of Market Capital Corporation, a London-based corporate



Angelo D'Anzi

Founder, CTO, & Director

Angelo was the CEO and CTO of Arcotronics Fuel Cells, a division of Arcotronics Nissei now Kemet (NYSE: KEM), subsequently acquired by Morphic AB, a group of companies listed on the Stockholm Stock Exchange, Angelo was retained by Morphic

finance boutique, and was a Director at Accretive International. From March 2013 - May 2015, Carlo was a Board Advisor for Proxhima, and was the International sales & marketing director at iVIs Technologies until November 2016. In January of 2017, Carlo co-founded StorEn Technologies. Carlo structured several M&As and IPOs on four different European Stock Exchanges, such as the IPO of GoAdv (now Populis) on NYSE Alternext, a market of NYSE Euronext in Paris . Carlo holds an MBA degree from Aston University in Birmingham, UK, and being passionate about soccer, an MBA in Football Industries from Liverpool University, UK.

Fuel Cells as CEO. In 2013, Angelo founded Proxhima, a vanadium flow battery company, sold to the Gala Group in 2015 (a utility listed on the Milan Stock Exchange). In 2017, Angelo co-founded StorEn Technologies. Angelo holds 14 WIPO patents in VFBs, Fuel Cells and cogeneration. He received the 2003 Sapio Award in the Energy and Transportation category with a paper titled "Technological Transfer between Research Institutions and Private Companies in the Polymer Electrolyte Fuel Cell Technology". Angelo holds a MBA degree from the LUISS Business School in Rome.



Gabriele Colombo
Secretary
Gabriele holds a Honors Degree in Computer Engineering (University of Pisa) and a II Level Master Degree in Business Leadership (University of Genova). Gabriele is the CEO of Leonardo Hispania SAU in Valencia (Spain), a subsidiary of Leonardo Aerospace S.p.A. In 2013, Gabriele was one of the founder, with Angelo, of Proxhima (a vanadium flow battery company).



Jean-Marc Manning
Advisors to the Board - Finance
Jean-Marc is a co-founder of Multicom Resources Limited and Freedom Energy Pty Ltd. A multi-lingual international finance professional, he has held various managerial and audit positions with the HSBC group and BNP Paribas across India, Indonesia, Hong Kong, China & Australia. Since returning to Australia, Jean-Marc has co-founded and seed funded a number of successful business ventures and holds a number of directorships. On behalf of Freedom Energy Pty Ltd, he is actively working with StorEn Technologies to identify advanced deployment and financing opportunities across Australia and the Pacific region.



Nathan Cammerman
Advisors to the Board – International Business Development
Nathan, a co-founder and Executive Director of Multicom Resources Limited, has over 20 years' experience in the hands-on delivery of infrastructure, mining and energy projects. A geologist by initial training, but later qualified in international business, his senior executive and board experience includes project generation and acquisition, financing, permitting and government relations. Nathan, a co-director of Freedom Energy Ltd has a well-developed network across the Asia Pacific, and is at the forefront of propagating a future battery industry in this region. He has recently been appointed on the Research Advisory and Implementation Council to a US$100 million industry-backed Future Battery Industries co-operative research hub supported by the Australian Government.



Dr. Philip Palmedo
Advisor
Dr. Palmedo had careers in physics, entrepreneurship and management. He received his Ph.D. degrees from MIT. His work as a physicist was carried out at the French nuclear laboratory at Saclay, and at Brookhaven National Laboratory. Dr. Palmedo designed and was the first President of the Long Island Research Institute formed by Brookhaven National Laboratory, Cold Spring Harbor Laboratory, and Stony Brook University to facilitate the commercialization of technologies. He currently serves on the board of the Simons Center for Geometry and Physics as well as the Advisory Board of the Clean Energy Business Incubator Program (CEBIP) at Stony Brook University (StorEn is a CEBIP Client), and is an advisor to several early-stage private companies.









   

Dr. Alan Rae
Scientific Advisor
Dr. Rae has worked in electronics, ceramics, nanotechnology and "clean tech" for over 30 years in the USA and UK, and is an Executive Director of IncubatorWorks . He is a founder member of the Graphene Stakeholders' Association and an Entrepreneur in Residence with NYSERDA, and is on the advisory committees for NYSIVC, the Center for High Rate Nanomanufacturing, the NYS Center of Excellence in Materials Informatics in Buffalo NY and chairs the Advisory Board for the Center for Advanced Ceramic Technology at Alfred University.

Professor Massimo Guarnieri
Scientific Advisor
Massimo developed a keen interest in fuel cells, flow batteries and is an international expert in energy storage. He has been a visiting researcher at the laboratories at UKAEA in Culham (UK) and General Dynamics in San Diego (USA). He authored over 200 scientific publications, mostly peer-reviewed international journal papers and conference proceedings, including over thirty books.

Professor Emeritus Roberto Marassi
Scientific Advisor
Professor Marassi authored over 180 publications in activated carbon power electrodes, polymer electrolyte fuel cells, composite catalysts for fuel cells, graphene electrodes for lithium ion batteries, sodium ion batteries, Li-ion super capacitors, etc. Professor Marassi is an esteemed member of the international scientific community and an expert in batteries, fuel cells and energy storage technologies.

Robert C. Pfahl, Ph.D
Advisor Manufacturing
Dr. Pfahl is a Director of the Integrated Photonic Systems Roadmap (IPSR). He was Senior Consultant and Vice President of Global Operations for the International Electronics Manufacturing Initiative (iNEMI) from 2003 to 2018. Previously Dr. Pfahl was Director at Motorola Labs, where he established and led Motorola R&D labs in China, Brazil, and Germany. Prior to Motorola, he was with Bell Labs/Western Electric in a number of research and manufacturing positions. He holds nine U.S. patents and has contributed more than 110 publications. Dr. Pfahl has served on industrial advisory boards in manufacturing at MIT, Northwestern, Washington University, Georgia Tech and Purdue. He received his B.M.E. with Distinction, M.S., and Ph.D. in mechanical engineering from Cornell University.

Offering Summary

Company	StorEn Technologies
Corporate Address	25 Health Sciences Drive, Stony Brook, NY 11790
Offering Minimum	$9,996.00
Offering Maximum	$724,323.60
Minimum Investment Amount (per investor)	$252.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,380

Maximum Number of Shares

Maximum Number of Shares Offered : 172,458

Price per Share : $4.20

Pre-Money Valuation : $28,057,474.20

10% rebate on the purchase of the battery for all our shareholders that invested via StartEngine.

*Maximum subject to adjustment for bonus shares. See Bonus info below

Super Early Bird Bonus - First 10 days get 10% bonus shares

Early Bird Bonus- Next 30 days get 5% bonus shares

Volume

5% Bonus shares - Invest $1,000+ - get 5% bonus shares

10% Bonus shares - Invest $5,000+ get 10% bonus shares

15% Bonus shares - Invest $20,000 get 15% bonus shares

The 10% Bonus for StartEngine Shareholders

StorEn will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $4.20 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $420. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

*All perks occur after the offering is completed

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.













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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

https://www.youtube.com/watch?v=ejLKVf8SOBE

In the twentieth century, electricity available from the grid was largely produced by burning fossil fuel, like coal, but with concerns about air pollution and global warming, new technologies from renewable sources were invented such as solar and wind, but despite of this, solar and wind power are unpredictable and uncontrollable, they may generate lots of power at a time when demand is low or vice versa.

Energy storage helps to solve this problem, by capturing energy for use at a later time, helping to smooth out the peaks and the troughs of energy production.

The Wall Street Diurnal reported: Your Next Home Could Run on Batteries, they stated "solar-powered batteries have the possibility of saving consumers money in the long term.

A Navigant Research report said that by year 2026, distributed solar-plus-storage systems worldwide will have a market valuation of US$49.1 billion. The World Bank declared that in developing countries installed storage capacity will increase 40-fold over the next 8 to 9 years, to 80GW from today's 2GW capacity.

Video 3

https://www.youtube.com/watch?v=i1Tuc9ZcM8w

The StorEn Kit is composed of photo-voltaic panels, an inverter and an innovative StorEn energy storage module, with the lowest Total Cost of Ownership in the world, six times less than lithium batteries.

In fact, the cost of 3,000 cycles with lithium is $390, while StorEn is only $60.

Energy produced during the day will supply clean energy to your home and will keep the battery fully charged. At night, the energy stored in your 25kWh StorEn Energy Module will guarantee continuity to all your home comforts reducing your impact on climate change.
The cost-effective 25 kWh StorEn energy module will be available in a cylindrical version for underground installation outside your home, as well as in an indoor version in a rectangular form. Installing your energy module underground will guarantee power continuity in natural disaster
such as tornadoes, helping to save human lives.

We often hear about lithium ion batteries for domestic energy storage, such as the Tesla Powerwall. Tesla offers a 10-year warranty because lithium ion batteries experience a rapid decrease in capacity that can be as much as 50% in five years.

However with StorEn Energy Modules you can enjoy twice the energy at 50% of the cost, and rely on 100% of the capacity, consistently for over 20 years.

Furthermore, StorEn energy modules are safe, non-flammable and non-explosive, you won't have a fire hazard in your home.

The StorEn technology is also ideal for commercial industries such as telecom tower power backup and data center. StorEn can make efficient, dependable, financially-viable energy storage and power back-up a reality!

Despite being a young company, we have received important recognition from our industry. We graduated from the CleantechOpen accelerator, and were Finalists at the NYSERDA's 76West Competition.

StorEn's first generation of energy modules is now designed, and the validation phase of our prototype is ongoing.

We look forward to bringing our energy module kits to your homes, join the energy revolution today and support StorEn!

Video 5 – ANY SEED LONG

https://youtu.be/45pfxjUjk6k

I am Noel Goddard, I'm a Principal with the Accelerate New York Seed Fund. We are a regional technology commercialization effort of New York State.

Right now if you start talking about what are large energy storage technologies for grid based storage or residential storage, we often think of lithium because at this point, lithium ions are in the car, it's in our computers, it's in all the other types of our electronics.

Vanadium redox batteries are not so common right now. However, there are a number of worldwide installations of them at the grid scale. The reason we haven't seen them in smaller scale installations, is because the technology hasn't been invented to get the cost per kilowatt hour down to a range where they could compete effectively with lithium ion.

What StorEn has done through four different patents and others to come is to actually take this known technology which was very good and very efficient at these large scales and be able to reduce it to a small footprint so that it's now good for more small commercial, residential and telecom applications.

At present, StorEn actually is competitive in cost, for the capacity of batteries which they're building now to the Tesla Powerwall, which some people may be familiar with for residential application. We see that as one of their great roll-out spaces because: number one the batteries have significant longer lifetime.

One of the other proprietary pieces of technology that StorEn has been developing is a

geothermal way to cool the battery, which again adds to more energy efficiency. Vanadium technology in general also has advantages when it comes to being able to store at sub capacity from renewables. Which as we all know, depending on weather the sun is out or not your solar batteries may be under load or not under load. They have significantly longer discharge time, which makes them good for long-term sustainability, discharging batteries for residential or commercial applications.

We're very excited because StorEn has reached the transition point where they have actually been able to build all of their proposed technologies into their first prototype which currently is undergoing performance testing at the Advance Energy Research Center at Stony Brook University, where we are here today. They are also clients of the Clean Energy Business Incubator Program also at Stony Brook University. Both programs have helped StorEn to actually realize not only testing the device but also to reach out to investors like ourselves, through the connections which we all have through the New York State area, in order to fund the build out, which was also supported by the Start Engine campaign.

The next phase, StorEn's development will be taking the prototype and actually starting to manufacture a small batch production in order that it be distributed to their first adoptees and clients.

As is the StorEn prototype is probably very similar to what the first minimal viable product and batch of manufacturing will be; the device itself. The way StorEn has engineered the battery is to be easily translated over into manufacturing by contract manufacturers across the globe and they have arranged with a vanadium supplier to actually take the most valuable piece of the battery, which is the electrolyte itself, and have fixed pricing for ten years to come.

Interview with David Hamilton, director of CEBIP, our incubator, and others about the testing of prototype at Stony Brook University

Video 8 – David Hamilton of CEBIP – SHORT CUT

https://youtu.be/aH-O17disDw

What is really exciting about the technology that StorEn has is that they are taking the vanadium flow battery technology that has been around for a while, and is proven and has been validated.

StorEn has managed to repackage the technology in such a way where it is smaller and more consolidated.

The StorEn vanadium flow technology has a good value position because it is scalable and you can increase the amount of energy stored just by increasing the scale of the unit.

One of the reasons we decided to co-finance the StorEn development is because they have a promising technology that is potentially scalable to a level that could be easy used in residential or small industrial energy storage applications.

We are going to be able to really validate the technology here in the building, provide a report to StorEn under the Stony Brook University logo, here at the Energy Center, and with the energy CAT, and that report will allow StorEn to go to potential investors and potential customers and validate the claims that they are making with regards to the operation of their technology.

Interview with the team at Multicom of Australia. Multicom placed the first order for batteries.

Video 10 – Multicom of Australia - SHORT CUT

https://youtu.be/PqdoKRIxRno

StorEn's vanadium based proprietary technology, is really geared toward the residential and telecommunication market, and really is a game-changer for consumers who are seeking to lessen their dependency on the grid. The final hurdle to widespread adoption of StorEn's next generation vanadium flow batteries will actually be a stable long-term supply of vanadium pentoxide to underpin mass production.

StorEn and Multicom Resouces established an agreement to deliver the certainty of a long term economic supply of vanadium pentoxide to StorEn's batteries. Our flagship Saint Elmo project is on track to commence construction in 2020. The MOU between the companies provides an opportunity for Multicom's subsidiary, Freedom Energy, to assemble the StorEn batteries within Australia and distribute them widely across the wider Asia Pacific region.

In June 2019, we will receive our first StorEn battery and that is going to be placed in an Australian government funded program. We are also in the process of working towards a second and third delivery of battery and this will be this year, in 2019.

A concept design for a StorEn/Freedom Energy battery manufacturing facility was completed during 2018. The concept, compiled by a large credible Australian engineering company, provides an initial schematic layout of the facility and an initial feasibility assessment. The scope of the next level of battery project design is currently being assessed to initiate during 2019.

The Australian market is well suited for the deployment of StorEn's low cost, long life vanadium battery technology. In Australia, over 2 million households have solar on their roofs. In Queensland, where our company is based, almost 1 in every 3 households has solar panels. The battery industry in Australia is well supported by both State and Federal governments. In addition, the wider Pacific region, where there is a high level of diesel dependency, presents similarly exciting opportunities.

Animation of the StorEn battery in a residential application

Video 11 – Applebee Animation

https://youtu.be/xZ_OA7PWaPI

A StorEn vanadium residential battery integrates both your solar system and the grid.

With the energy from the sun, your solar panels can power your home while the excess energy will charge your StorEn vanadium battery.

Your battery can also be charged by the grid, taking advantage of the dual rates.

During the night, your battery will have the stored energy available on demand to power your home, either eliminating or reducing your dependency on the grid.

In case of power failure, your StorEn battery will automatically take over safeguarding existing activities and ensuring continuity.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

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